"Exemption No. 82-3998"

Press release




ORKLA

www.orkla.com
P.O. Box 423 Skøyen, NO-0213 Oslo Tel.: +47 22 54 40 00 E-mail: info@orkla.no

---

Ref.: Ole Kristian Lunde SVP, Corporate Communications Tel.: +47 22 54 44 31
Terje Andersen SVP, Corporate Finance Tel.: +47 22 54 44 19
Date: 15 August 2003

Growth for Orkla in second quarter

Orkla achieved satisfactory profit in the second quarter. Orkla Foods made the greatest progress, mainly driven by the performance of Procordia Food in Sweden, Orkla Brands once again delivered a good result, as the Biscuits and Confectionery businesses managed to both increase sales and cut costs. Compared with the corresponding period last year, Group profit before tax rose from NOK 1.1 billion to NOK 1.7 billion.

The upswing on the financial markets has increased the value of Orkla's financial portfolio, and the entire loss provision posted in the first quarter has now been reversed. Sales of portfolio shares and settlements for previously divested companies contributed to strong cash flow in the second quarter.

"We have had a quarter with many satisfactory operational improvements and a strong cash flow," says Group President and CEO Finn Jebsen.

"We are pleased with the performance of Orkla Foods and Orkla Brands. As far as Beverages is concerned, there is a positive momentum and it should be noted that the Russian market has again shown good growth.

As for the Danish advertising market, the outlook remains uncertain and we still see no clear signs of improvement. We are making every effort to further reduce operating costs in this area of the business."

The Orkla Group's revenues for the first six months of 2003 totalled NOK 21.5 billion, on a par with the first half of last year. Group operating profit before goodwill amortisation for the same period amounted to NOK 1.6 billion, compared with NOK 1.7 billion in 2002.

At the end of the second quarter, Orkla's earnings per share were NOK 5.7, compared with NOK 4.8 at the end of June last year.

BRANDED CONSUMER GOODS

- **Orkla Foods** reported operating profit before goodwill amortisation of NOK 385 million for the first six months, up NOK 33 million from the corresponding period of last year. Underlying operating revenues were on a par with the same period last year. Procordia Food achieved particularly strong margin growth in the second quarter.
- **Orkla Beverages** (40 per cent of Carlsberg Breweries)

For the first six months of 2003, Orkla's 40 per cent stake in Carlsberg Breweries represented operating profit before goodwill amortisation of NOK 484 million, down from NOK 666 million in the corresponding period of last year. Operating revenues for the first six months totalled NOK 6.9 billion, down from NOK 7.3 billion in the first half of 2002. Currency effects had a negative impact on both revenues and profit. Carlsberg Breweries achieved market growth and higher sales in Russia and Southern Europe, but reported weaker growth in the Nordic region. The Carlsberg brand achieved four per cent volume growth in the first six months.

- **Orkla Brands** increased its operating profit before goodwill amortisation for the first six months to NOK 444 million, up 21 per cent compared with last year. Orkla Brands achieved higher margins and lower costs in the period, and continued to benefit from the positive effect of new product launches and a better product mix. The improvement projects implemented in the Biscuits and Confectionery businesses are now starting to take full effect. Orkla Brands had several new launches in the past quarter. The Biscuits business launched Ballerina Mint biscuits and Café Colour Cookies, while Confectionery introduced Smash Rød and New Energy Müsli. There was little change in market shares compared with the first quarter, but Biscuits, Confectionery and Snacks have particularly strengthened their market positions.
- **Orkla Media** posted operating profit before goodwill amortisation for the first six months of NOK 74 million, up from NOK 47 million last year. This rise in profit can largely be ascribed to the newspaper business in Norway and Magazines.

The advertising market is still slow in Denmark and results are weak. In the second quarter Berlingske reported slightly lower operating profit than last year. The decline in advertising revenues was largely offset by lower paper prices and the effects of cost saving measures.

CHEMICALS

Borregaard's operating profit before goodwill amortisation for the first six months totalled NOK 263 million, compared with NOK 311 million last year. While Borregaard was able to report profit growth for Fine Chemicals, markets remained weak for most of the other areas. Improvement programmes and tight cost controls made a positive contribution to profit.

FINANCIAL INVESTMENTS

At the end of the second quarter, pre-tax profit for the Financial Investments division totalled NOK 849 million, compared with NOK 508 million at the same time last year. Orkla's investment portfolio yielded a return for the first six months of 10.2 per cent. The investment in Elkem and the sale of Bergesen and Hafslund shares made the strongest contribution to this return. The NOK 668 million write-down of the portfolio in the first quarter was reversed in its entirety. As of 30 June 2003, the market value of the portfolio was NOK 11.9 billion. Unrealised gains on the portfolio totalled NOK 1.1 billion.

FINANCIAL SITUATION

No major expansion investments or acquisitions were made in the second quarter. Orkla bought back 1.6 million of its own shares in the first quarter, and in connection with the buy-out of the other shareholders in Nordstjernen Holding in the second quarter, the Group took over approximately another 708,000 Orkla shares.

As of 30 June 2003, net interest-bearing liabilities totalled NOK 19.2 billion, down NOK 0.3 billion from the start of the year. The average borrowing rate in the first six months was 4.8 per cent. The equity-to-assets ratio rose by 2.1 percentage points during the second quarter and was 37.1 per cent at the end of the first six months.

GROUP INCOME STATEMENT

Amounts in NOK million	*1.1.-30.6.* 2003	2002	2002	*1.4.-30.6.* 2003	2002
Operating revenues	**21 489**	21 451	42 979	**11 619**	11 173
Operating expenses	**(18 727)**	(18 644)	(37 084)	**(9 853)**	(9 500)
Ordinary depreciation and write-downs	**(1 157)**	(1 112)	(2 232)	**(594)**	(560)
Operating profit before goodwill amortisation	**1 605**	1 695	3 663	**1 172**	1 113
Ordinary goodwill amortisation and write-downs	**(263)**	(244)	(499)	**(133)**	(127)
Other revenues and expenses [1]	**(49)**	(32)	(143)	**(48)**	(32)
Operating profit	**1 293**	1 419	3 021	**991**	954
Profit from assosciates	**626**	172	305	**55**	85
Dividends	**383**	320	369	**357**	307
Portfolio gains	**(102)**	179	(95)	**538**	41
Financial items, net	**(478)**	(587)	(1 193)	**(210)**	(309)
Profit before tax	**1 722**	1 503	2 407	**1 731**	1 078
Taxes	**(465)**	(406)	(630)	**(468)**	(291)
Profit after tax	**1 257**	1 097	1 777	**1 263**	787
Of this minority interests	**71**	94	166	**55**	54
Profit before tax, Industry division	**873**	995	2 067	**794**	733
Profit before tax, Financial Investments division	**849**	508	340	**937**	345
Earnings per share fully diluted (NOK)	**5.7**	4.8	7.7	**5.8**	3.5
Earnings per share fully diluted,adjusted (NOK) [2]	**7.1**	6.1	10.6	**6.6**	4.3

1) Other revenues and expenses totalled net NOK -49 million per second quarter 2003. This is primarily related to provision regarding improvement programmes in Orkla Foods.
2) Excluding goodwill amortisation and other revenues and expenses.

	OPERATING REVENUES					OPERATING PROFIT BEFORE GOODWILL AMORTISATION			
	1.1-30.6.			*1.4.-30.6.*		*1.1.-30.6.*			*1.4.-3*
Amounts in NOK million	**2003**	2002	2002	**2003**	2002	**2003**	2002	2002	**2003**
Orkla Foods	**5 561**	5 329	11 062	**2 898**	2 641	**385**	352	902	**241**
Orkla Beverages	**6 929**	7 270	14 516	**4 083**	4 075	**484**	666	1 364	**493**
Orkla Brands	**2 304**	2 202	4 500	**1 131**	1 070	**444**	367	787	**231**
Orkla Media	**3 589**	3 620	7 079	**1 863**	1 882	**74**	47	148	**58**
Eliminations	**(88)**	(68)	(157)	**(38)**	(29)	**0**	0	0	**0**
Branded Consumer Goods	**18 295**	18 353	37 000	**9 937**	9 639	**1 387**	1 432	3 201	**1 023**
Chemicals	**3 087**	3 017	5 726	**1 625**	1 490	**263**	311	537	**160**
H.O./Unallocated/Eliminations	**(48)**	(31)	(58)	**(22)**	(17)	**(52)**	(58)	(116)	**(16)**
Industry division	**21 334**	21 339	42 668	**11 540**	11 112	**1 598**	1 685	3 622	**1 167**
Financial Investments division	**155**	112	311	**79**	61	**7**	10	41	**5**
Group	**21 489**	21 451	42 979	**11 619**	11 173	**1 605**	1 695	3 663	**1 172**

GROUP BALANCE SHEET

Amounts in NOK million	**30.6. 2003**	30.6. 2002	31.12. 2002
Assets:			
Long-term assets	**28 125**	27 468	26 786
Portfolio investments etc.	**10 983**	12 017	11 998
Short-term assets	**15 268**	14 287	14 338
Total assets	**54 376**	53 772	53 122
Equity and Liabilities:			
Equity and minority interests	**20 183**	19 015	18 691
Interest-bearing liabilities	**21 305**	22 968	22 443
Interest-free liabilities and provisions	**12 888**	11 789	11 988
Total equity and liabilities	**54 376**	53 772	53 122
Equity to total assets (%):			
Book	**37.1**	35.4	35.2
Including unrealised gains before tax	**38.3**	37.8	35.4

" EXEMPTION No. 82-3998

03 SEP 11 AM 7:21


The Orkla Group
Second Quarter 2003
15 August 2003
ORKLA


Agenda
Highlights second quarter 2003
Key figures
Operational development
Special topics
Improvement programmes in Foods
Hard discount
Q&A
2
ORKLA

Highlights Q2-2003

- Satisfactory improvement for the Orkla Group
  - Profit before tax +61%, EBITA +5%
- Solid performance by Foods and Brands
- Positive momentum for Beverages
- Increase in net asset value of the investment portfolio
- Strong cash generation




ORKLA

EBITA: Sources of growth Q2-02 to Q2-03


Million
NOK
1 113
-15
40
37
-7
4
1 172
Q2-02
Currency
Foods*
Brands*
Beverages*
Other*
Q2-03



* Adjusted for currency translation


ORKLA

Key figures Q2-2003

NOK million	1 Apr - 30 Jun 2003	2002	Change
Operating revenues	**11 619**	**11 173**	4 %
EBITA*	**1 172**	**1 113**	5 %
Goodwill amortisation	- 133	- 127	
Other revenues and expenses	- 48	- 32	
EBIT	**991**	**954**	
Associated companies	55	85	
Portfolio gains	538	41	
Dividends and net financial items	147	- 2	
Profit before tax	**1 731**	**1 078**	61 %
Earnings per share (NOK)	5.8	3.5	
Free cash flow Industry	1 163	1 474	

** Excl. other revenues and expenses*





Strong cash flow in Q2



2 014
-341
-1 104
1 732
1 163
Free CF - Industry*
Financial Investments
Expansion
Tax, dividends & share buy back
Net CF Q2-03



*After maintenance capex and finance



Balance sheet items

	30 Jun 2003	31 Dec 2002
Total assets	**54 376**	53 122
Equity to total assets ratio		
- Book	**37.1 %**	35.2 %
- Incl. unrealised capital gains before tax	**38.3 %**	35.4 %
Net interest-bearing liabilities	**19 201**	19 516
Net gearing	**0.95**	1.04
Average interest rate in period	**4.8 %**	5.4 %




ORKLA

Operational development per business unit




ORKLA

Foods - Cost improvements and margin growth

in NOK million	1 Apr - 30 Jun 2003	2002	Organic Change*
Operating revenues	**2 898**	2 641	3 %
EBITA	**241**	185	21 %
EBITA-margin	**8.3 %**	7.0 %	

*Adjusted for acquisitions and currency translation

- Cost reductions raise margins in second quarter, especially at Procordia Food in Sweden
- Increased focus and quality in innovation and brand building
- Cost reduction programmes with targeted annual effect of NOK 500 million 2003/2004




ORKLA

Beverages – Positive momentum

in NOK million	1 Apr - 30 Jun 2003	2002	Change*
Operating revenues	**4 083**	4 075	1 %
EBITA	**493**	525	-1 %
EBITA-margin	**12.1 %**	12.9 %	

*Adjusted for currency translation

- Positive sales growth and satisfactory margins in Russia
- Currency translation effect on EBITA amounts to NOK - 25 million
- Carlsberg brand growth of 4% YTD
- Asian JV-agreements terminated




ORKLA

Beverages

Back to growth in Russia



Market
BBH
15 25
21 23
29 40
15 32
21 41
12 29
4 13
1 3
-5 -3
8 10
Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03

Market shares in Russia

Brewery	2003 H1	2002 H1
BBH	33.4	33.1
Sun Interbrew	13.5	11.2
Ochakova	7.5	8.3
Krasny Vostok	7.0	7.2
Bravo (Heineken)	4.6	4.0
Efes	3.3	2.8
Stepan Razin	2.1	2.6
Others	28.6	30.8
Total	100.0	100.0



ORKLA

Beverages

Improvement programmes

- Successful turn-around in Turkey
- Feldschlösschen improves profit, operating margin, and market share due to successful refocusing projects
- Performance in Poland reflects positive recovery
- Closure of Bromma plant in Sweden under consideration
- Production Excellence Programme
  - Reducing costs in anchor plants, and capex in support plants
  - The programme will lead to savings of more than DKK 300 million (2006)



ORKLA

Beverages

CB - Expectations for 2003 unchanged

- Operating profit (EBITA) in line with last year
- Carlsberg brand growth of 7%
- Reduction of capital employed by more than DKK 1 billion



ORKLA

Brands – Sales growth from innovations

in NOK million	1 Apr - 30 Jun 2003	2002	Organic Change*
Operating revenues	**1 131**	1 070	3 %
EBITA	**231**	192	18 %
EBITA-margin	**20.4 %**	17.9 %	

*Adjusted for acquisitions and currency translation

- Improved results and EBITA margin in second quarter
  - Consistent contribution from launched innovations
  - Tougher comparison in H2
- Cost reductions from efficiency programmes in Biscuits and Confectionery
- Focus on product innovation and brand building to counter increased competition in the detergent market



ORKLA

Orkla Brands



Laban

Important innovations

	Brands	Business area	Achievements
2003	Nidar Favoritter	Confectionery	Recently introduced
2003	New Energy-Müsli	Confectionery	Recently introduced
2003	Smash red	Confectionery	Recently introduced
2002	Define	Personal care	Market leader in hair care
2002	Bocca	Confectionery	New segment in Norway
2002	Cafe Cookies/Brownies	Biscuit	Strong category growth
2001	Laban Seigdamer	Confectionery	Strong growth for the Laban brand



FAVORITTER



Cafe COOKIES





ORKLA

Media – Positive in Norway, still weak in Denmark

in NOK million	1 Apr - 30 Jun 2003	2002	Organic Change*
Operating revenues	**1 863**	1 882	-2 %
EBITA	**58**	56	13 %
EBITA-margin	**3.1 %**	3.0 %	

*Adjusted for acquisitions and currency translation

- Advertising market in Denmark still in decline
  - Pressure on advertising prices in real estate market
  - Strengthened position within free-sheet market in Copenhagen
- Margin improvements in Magazines
- No clear improvement in the Polish advertising market
- Continue to focus on lowering costs by reducing man-years
  - Denmark: Fixed costs down by 6% for comparable activities





ORKLA

Orkla Media

Change in advertising revenues



Change in advertising revenues, compared with corresponding quarter the year before
(NOK million)
Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03
9
-25
-53
-152
-110
-69
-57
-40
-23
-19



ORKLA

Chemicals – Satisfactory performance despite weak markets

in NOK million	1 Apr - 30 Jun 2003	2002	Organic Change*
Operating revenues	**1 625**	1 490	-4 %
EBITA	**160**	171	0 %
EBITA-margin	**9.8 %**	11.5 %	

*Adjusted for acquisitions and currency translation

- Continued weak market conditions in most areas
- Positive contribution from improvement programmes and tight cost control
  - Counteracting price pressure in NOK
- Drive for specialisation and concentration
  - New lignin plant opened in South Africa
  - Borregaard Schweiz integration on schedule



ORKLA

Financial Investments

Portfolio performance

Return (%)



Orkla's portfolio
Oslo Stock Exchange
16.5
10.2
12.5
8.5
-9.3
-11.9

Annual average

1 Jan 03- 30 Jun 03
1 Jul 00 - 30 Jun 03
1 Jan 93 – 30 Jun 03

Change in Net Asset Value

1 Jan - 30 Jun 03

NOK *million*



1 157
875
375
9
-102

Unrealised gains
Realised gains
Dividends received
Other income and costs
Change in net asset value



ORKLA

Financial Investments

Portfolio key figures

in NOK million	30 Jun 03	31 Dec 02	Change 03
Market value	**11 943**	12 060	-117
Net asset value	**11 397**	10 240	1 157
Unrealised gains before tax	**1 065**	190	875
Share of portfolio invested			
outside Norway	**32 %**	30 %	+2 %-p
in listed companies	**76 %**	77 %	-1 %-p



ORKLA

Financial Investments

Portfolio as of 30 June 2003

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Elkem	Metals	**3 044**	25.5	39.9
Storebrand	Insurance	**802**	6.7	10.0
DnB Holding	Bank	**579**	4.8	2.1
Norway Seafoods Holding [1]	Industrial	**557**	4.7	N/A
Norsk Hydro	Energy and materials	**530**	4.4	0.6
Industri Kapital 2000 [2]	Investment	**481**	4.0	3.6
Rieber & Søn	Food	**402**	3.4	9.9
Industri Kapital 97 [2]	Investment	**348**	2.9	8.0
Steen & Strøm	Real estate	**316**	2.6	11.3
Capio	Health care	**299**	2.5	6.4
Total principal holdings		**7 358**	**61.6**	
Market value of entire portfolio		**11 943**		

1) Not listed, bond
2) Not listed


ORKLA

Special topics

- Improvement programmes in Foods
- Hard discount


ORKLA

Orkla Foods

Targets 2005

- Cost reductions to be achieved: NOK 500 million*
  - Reduction of man-years: approx. 15%
- Top line growth of 3% on average
  - 5% for key brands
- Increase EBITA margin to approx. 10%
- A stronger and more focused organisation



* Annual pace by year-end 2004, compared to level in 2002.

ORKLA

Orkla Foods

Improvement through cost saving programmes.....

- Continuous improvement
  - Step-by-step changes and daily improvements
  - Focus in all business areas
- Redesign
  - Significant improvement programmes within current structure
  - Changes in processes and down-scaling of staff
- Structural projects
  - Efficient production – increased capacity utilisation
  - Closure of plants and transfer of production



ORKLA

.......and top line growth


Growth
NSV
100
Strong brands
• Value-creating innovation
• Improved advertising
Brands
Generic / bulk
Time



ORKLA

Hard Discount

Assumptions:

- Chain concepts of this format will gain a foothold in the Nordic countries
- The new players will bring dynamics to the market
- The competitive climate will intensify



ORKLA

Hard Discount – Finland's experiences

- Lidl has approx. 40 outlets and a 2-3% market share one year after launch
- Lidl's share is significantly higher in its focal categories
- Lidl's range comprises approx. 1,000 product lines, 85% of which are private labels (11% produced in Finland the rest imported mainly from Germany)
- Offerings of private labels/price fighters in the trade have increased




ORKLA

Hard Discount – Orkla's response

- Hard discount will primarily be regarded as a competitor
- Orkla's strategy is to be a leading branded consumer goods provider, with a high level of innovation and advertising support to ensure category growth
- Private labels are not a focal area for Orkla, but we are not opposed to private labels in principle if win-win situations can be created for the trade and for Orkla
- Orkla companies' efficiency will be improved across the entire value chain
  - Quicker pace of innovation ("a moving target")
  - Cost reductions
  - Closer collaboration with chain profiles which focus on branded products




ORKLA

Hard Discount – Orkla's performance in Finland

- Leading brands well positioned to handle increased competition
  - Orkla Foods and Brands – more than 80% of turnover from no 1 positions
- Felix Abba
  - Maintained operating profit and margins after Lidl's entrance
  - No launches of new low-priced brands to compete with Lidl
- Sinebrychoff
  - Retained market share
  - Have introduced low priced beer distributed in traditional grocery stores
  - Lidl is estimated to increase the total market of beer




ORKLA

Hard Discount - Conclusions

- Hard discount will be treated as a challenging new competitor
- Too early to access the long term impact
- Strong brands will manage, generic brands will lose
- Orkla is well positioned to face this challenge




ORKLA


ORKLA



Enclosures



Cash Flow Statement - key figures

in NOK million	1 Jan - 30 Jun 2003	1 Jan - 30 Jun 2002	1 Apr - 30 Jun 2003	1 Apr - 30 Jun 2002
Cash flow from operations	**2 368**	**2 811**	**1 745**	**2 088**
- change in net working capital	- 392	39	- 8	443
Net capital expenditure	- 776	- 668	- 386	- 258
Free cash flow Industry	**1 143**	**1 598**	**1 163**	**1 474**
Free cash flow Financial Investments	**150**	**458**	**306**	**412**
Taxes paid and miscellaneous	- 445	- 870	- 234	- 193
Cash flow before capital transactions	**848**	**1 186**	**1 235**	**1 693**
Dividends paid and share buy-back	-1 044	- 963	- 870	- 896
Cash flow before expansion	**- 196**	**223**	**365**	**797**
Expansion investments, Industry	- 277	- 364	- 227	- 155
Companies sold	883	74	698	74
Acquisitions	- 190	- 828	- 124	- 587
Net purchases/sales portfolio investments	1 262	- 588	1 020	- 26
Net cash flow	**1 482**	**-1 483**	**1 732**	**103**
Currency translation differences	-1 167	837	- 496	540
Change in net interest-bearing liabilities	**- 315**	**646**	**-1 236**	**- 643**
Net interest-bearing liabilities	**19 201**	**19 778**		




ORKLA

Balance Sheet - some key figures

in NOK million	30 Jun 03	31 Dec 02
Long-term assets	28 125	26 786
Portfolio investments etc.	10 983	11 998
Short-term assets	15 268	14 338
Total assets	**54 376**	53 122
Equity to total assets ratio		
- Book	37.1 %	35.2 %
- Incl. unrealised capital gains before tax	38.3 %	35.4 %
Net interest-bearing liabilities	**19 201**	19 516
Net gearing	**0.95**	1.04




ORKLA

Income Statement

NOK million	1 Jan - 30 Jun 2003	1 Jan - 30 Jun 2002	1 Apr - 30 Jun 2003	1 Apr - 30 Jun 2002
Operating revenues	21 489	21 451	11 619	11 173
EBITA	**1 605**	**1 695**	**1 172**	**1 113**
Goodwill amortisation	- 263	- 244	- 133	- 127
Other revenues and expenses	- 49	- 32	- 48	- 32
Operating profit	**1 293**	**1 419**	**991**	**954**
Associated companies	626	172	55	85
Dividends received	383	320	357	307
Portfolio gains	- 102	179	538	41
Financial items, net	- 478	- 587	- 210	- 309
Profit before tax	**1 722**	**1 503**	**1 731**	**1 078**
Profit after tax	**1 257**	**1 097**	**1 263**	**787**
- Minority interests	71	94	55	54




ORKLA

Currency translation effects in Q2-2003

NOK million	Revenues	EBITA
Foods	81	8
Beverages	-42	-25
Brands	16	2
Media	39	-3
Chemicals	-6	3
Total	89	-15

The above figures show translation effects only
(Figures for Beverages include RUR depreciation vs. DKK)




ORKLA

Currency translation effects

- Impact on revenues in Q2 is NOK +89 million, impact on EBITA is NOK -15 million

Performance of NOK versus USD and EUR



USD
EUR
8.40
8.00
7.60
7.20
6.80
6.40
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03

*) Primarily Branded Consumer Goods


ORKLA

Goodwill amortisation in Q2-03

in NOK million	EBITA	Goodwill amortisation	EBIT
Foods	**241**	**-46**	**195**
Beverages	**493**	**-37**	**456**
Brands	**231**	**-10**	**221**
Media	**58**	**-39**	**19**
Chemicals	**160**	**0**	**160**


ORKLA

Baltic Beverages Holding (50%)

in DKK million	1 Apr - 30 Jun 2003	2002	Change Acc.	FX transl.	1 Jan - 30 Jun 2003	2002	Change Acc.	FX transl.
Operating revenues	**1 250**	1 434	-13 %	5 %	**2 051**	2 383	-14 %	5 %
EBITA	**343**	414	-17 %	-1 %	**453**	635	-29 %	-15 %
EBITA-margin	**27.4 %**	28.9 %	-1.5 p.		**22.1 %**	26.6 %	-4.5 p.	




ORKLA

Financial items




ORKLA

Financial items, Orkla Group

In NOK million	1 Jan - 30 June 2003	1 Jan - 30 June 2002	Year 2002
Net interest expenses	-420	-515	-997
Currency gain/loss	-4	-35	-85
Other financial items, net	-54	-37	-111
Net financial items	-478	-587	-1 193
Avg. net interest-bearing liabilities	19 565	19 762	19 455
Average interest rate	4.8 %	5.4 %	5.4 %




ORKLA

Average interest rate, Orkla Group


7,0 %
6,0 %
5,0 %
4,0 %
3,0 %
2,0 %
1,0 %
0,0 %
T1 97
T2 97
T3 97
T1 98
T2 98
T3 98
T1 99
T2 99
T3 99
T1 00
T2 00
T3 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03




ORKLA

Equity and liabilities, Orkla Group

30 June 2003


NOK million
Net liabilities
Book equity
Net gearing
Net gearing
25 000
20 000
15 000
10 000
5 000
-
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
1Q 03
2Q 03




ORKLA

Debt maturity profile, Orkla ASA*

30 June 2003


NOK million
Drawn amounts
Unutilised credit facilities
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
Average maturity 3.6 years
03
04
05
06
07
08
09 ->

* Figures represent Orkla ASA only, i.e. do not include joint ventures like Carlsberg Breweries




ORKLA

Funding Sources, Orkla ASA*

NOK billion

30 June 2003



Banks 27%
Unutilised credit facilities 44%
10.5
6.5
6.9
Bonds and CPs 29%



* Figures represent Orkla ASA only, i.e. do not include joint ventures like Carlsberg Breweries

ORKLA

"EXEMPTION No. 82-3998"

03 SEP 11 PM 7:21



Carlsberg A/S

2003 Half Year Results



Forward-looking statements

The forward-looking statements contained herein, including forecasts of sales and earnings performance, inherently involve risks and uncertainties and could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production and distribution related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products, launches of rival products and other, unforeseen, factors.

Carlsberg will only update and adjust the specifically stated expectations in as far as this is required by law.

Strategic Priorities

- Focus on beer
- Participate in the consolidation of the beer industry in a value creating way
- Achieve market leadership in core markets based on clear brand strategy
  - Carlsberg leading international brand supported by strong regional and national brands
- Concentrate on Western Europe, Eastern Europe and Asia
- Increase ownership in core breweries

Carlsberg Breweries Performance

Volume (Beer)



Million HL
100
80
60
40
20
0
58.8
+15%
67.0
+16%
78.6
2000
2001
2002

Carlsberg Breweries Performance

EBITA

EBITA Margin	8.0%	8.6%	10.1%

DKK Million



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,044 +27%
2,971 +21%
3,585 +10%
3,585
2000
2001
2002
Target 2003

Carlsberg Breweries Performance

Carlsberg Brand Growth



%
10
8
6
4
2
0
1.6
5
6
7
1995-2000
2001
2002
Target 2003

Carlsberg Breweries Still Outperforms Most Peers

Development in EBITDA-margin (%)



25,0
20,0
15,0
10,0
2000
2001
2002
Interbrew
SABMiller
Heineken
S&N
CB

Implied Value Creation
Total return to shareholders*
1/6-2000 – 12/8-2003 (%)



SABMiller 26
Carlsberg A/S 3
S&N -15
Heineken -21
Interbrew** -36

* Includes dividends and share price developments
** Listed 30/11 2000

Source: Annual reports; Broker reports; Datastream

Growth Also Through M&A

Orkla
- Ringnes
- Pripps
- BBH

2000
- Switzerland: Feldschlösschen

2001
- Turkey: 81% of Türk Tuborg
- Poland: increased ownership in Okocim, majority in Piast, Bosman, Kasztelan

2002
- Russia: 70% of Voronezh, new brewery in Samara
- Italy: ownership of Carlsberg Italia increased to 100%
- Laos: 25% of Beer Lao
- S. Korea: increased ownership in Hite Brewery to 25%
- Ukraine: BBH began building new brewery in Kiev
- Croatia: ownership of Panonska increased to 80%
- Bulgaria: majority in Shumensko
- Bulgaria: majority in Pirinsko
- Kazakhstan: 76% of Irbis

2003
- China: 100% of Kunming Huashi Brewery Company Ltd.
- China: 100% of Dali Beer Ltd.
- Kazakhstan: 100% of Ak-Nar Brewery
- Vietnam: Majority/parity

Agenda

- Carlsberg Breweries
  - Financial Report
  - Operational Report
- Carlsberg A/S
- Outlook 2003

Carlsberg Breweries



Carlsberg Breweries

25% growth in Q2 net profit

- Total volume numbers return to growth
- Carlsberg brand growth at 4%
- Operating profit (EBITA) weaker, mainly due to unfavourable forex development
- Russian market back on growth path
- Asian JV agreements terminated
- Production Excellence program initiated
- Summer trading boosted by favourable weather

Financial Report



Carlsberg Breweries

Income Statement

DKK million	2003 Q2	2002 Q2	Change	2003 H1	2002 H1	Change
Net revenue	9,442	9,951	-5%	16,297	17,523	-7%
Operating profit (EBITA)	1,185	1,342	-12%	1,190	1,697	-30%
One-off items	5	-18	-	3	-18	-
Financials, net	-150	-300	+50%	-395	-555	+29%
Corporation tax	-275	-341	+19%	-173	-358	+52%
Profit before goodwill	765	683	+12%	625	766	-18%
Goodwill amortisation	-93	-93	0%	-190	-188	-1%
Consolidated profit	672	590	+14%	435	578	-25%
Minority interest	-99	-130	+24%	-122	-211	+42%
Carlsberg Breweries share of profit	573	460	+25%	313	367	-15%

Financial Report

Carlsberg Breweries

Currency Update


EBITA
Translation Effect
Translation Effect
USD/DKK 2003
USD/DKK 2002
DKKm
100
50
0
-50
-100
-150
875
825
775
725
675
625
Q1
Q2

- Currency exposure in RUB, GBP, SGD, NOK and CHF
- Average USD/DKK at 673.20 (-19%)
- Total translation effect on Net Sales amounts to DKK -1.1bn
- Total translation effect on EBITA amounts to DKK -205m
- Unchanged forex rates will effect EBITA in H2 with est. DKK -170m

Carlsberg Breweries

Sales and Margin Development

DKK million	2003 Q2	2002 Q2	Change	2003 H1	2002 H1	Change
Net sales	9,442	9,951	-5%	16,297	17,523	-7%
EBITA	1,185	1,342	-12%	1,190	1,697	-30%
EBITA margin	12.6%	13.5%	-0.9 p.	7.3%	9.7%	-2.4 p.
EBITA margin currency adj.	13.1%	13.5%	-0.4 p.	8.0%	9.7%	-1.7 p.



Carlsberg Breweries

Balance Sheet

DKK million	2003 30 Jun	2002 31 Dec	2002 30 Jun
Non current assets	27,741	29,058	29,870
Current assets	14,815	13,431	15,733
Capital and reserves	12,872	13,577	13,432
Provisions	3,132	3,337	3,699
Non-current liabilities	11,697	10,724	9,653
Current liabilities	14,854	14,850	18,819
Balance sheet total	42,555	42,489	45,603
Net interest bearing debt	12,698	13,070	13,865
Average capital employed	28,900	30,517	31,056
ROCE (MAT)	8.9%	10.2%	9.9%

- Reduction of net interest bearing debt



Carlsberg Breweries

Cash Flow

DKK million	2003 H1	2002 H1
Cash generated from operations	2,639	3,529
Net interest	-440	-150
Tax paid	-219	-273
Other	-5	-107
Net cash flow, operations	1,975	2,999
Capital expenditure	-1,586	-1,578
Other	185	-680
Net cash flow, investments	-1,401	-2,258
Free cash flow	573	741

Carlsberg Breweries

Volume Definition

Gross volume numbers are consolidated as total beer volume (100%) produced by Carlsberg Group regardless of ownership interest, i.e. the industry standard.

Pro-rata volume numbers take into account the actual ownership interest, i.e. a fully controlled company is included with its total beer volume; whereas the beer volume in a 50/50 JV or a minority holding only reflects the actual holding interest, e.g. a 44% owned company is included with 44% of its beer volume. Carlsberg and Tuborg brand beers are included 100%.

Numbers are shown for the last quarter as well as Moving Annual Total (MAT); i.e. MAT 03 (Q2) is the cumulated beer volume for the period July 1, 2002 to June 30, 2003.

Beer Volume

HL million	2003 Q2	2002 Q2	Change	MAT 03 (Q2)	MAT 03 (Q1)	Change
Western Europe	6.6	6.8	-2%	23.9	24.0	-1%
Eastern Europe & Others	7.6	6.8	13%	24.5	23.6	4%
Asia	1.1	1.0	8%	4.5	4.4	2%
Total Pro-Rata Beer Volume	15.3	14.5	5%	52.9	52.1	1%
Total Gross Beer Volume	23.4	22.0	6%	80.1	78.6	2%

Operational Report

Carlsberg Breweries

Western Europe

DKK million	2003 Q2	2002 Q2	Change	2003 H1	2002 H1	Change
Net sales	7,128	7,379	-3%	12,402	13,017	-5%
EBITA	771	848	-9%	753	987	-24%
EBITA margin	10.8%	11.5%	-0.7 p.	6.1%	7.6%	-1.5 p.

Operational Report

Western Europe
Nordic Area

- Horeca channel continued to be depressed due to weak economy
- Ringnes closed down one brewery to strengthen future competitive platform
- Carlsberg Denmark hurt by softer beer volume and increasing problems with parallel import of beer and softdrink
- Sinebrychoff strengthened market position and continued to deliver strong results

Western Europe
Sweden

- Second quarter profitability in line with last year, but still at unsatisfactory level
- Customer service significantly improved
- Management instructed to consider closure of Bromma plant and transfer of HQ function to Falkenberg
- Focus on increasing sales of brands and customer satisfaction
- Senior Vice President (Nordic) to take executive role for Sweden day-to-day management



Western Europe
UK

- Carlsberg brand continued to perform strongly, with growth of 5% in spite of challenging World Cup comparisons
- Operating performance influenced negatively by high costs in distribution, redundancy payments, pension costs
- Unfavourable forex development
- Strong cash flow and reduction of capital employed



Western Europe
Southern Area

- Trading positively affected by favourable weather, but soft macro-economics still hurting consumer demand (on trade)
- Results improved in all countries
- Streamlining of operational set-up and focus on brand business continued, including sale of Hannen production facility and Eglisau bottling plant
- Feldschlösschen improved profit, operating margin, and market share following successful two-year optimisation project



Eastern Europe

DKK million	2003 Q2	2002 Q2	Change	2003 H1	2002 H1	Change
Net sales	2,135	2,230	-4%	3,461	3,823	-9%
EBITA	442	484	-9%	503	660	-24%
EBITA margin	20.7%	21.7%	-1.0 p.	14.5%	17.3%	-2.8 p.



Eastern Europe

- Türk Tuborg ahead of turn-around plan
  - real price increases, mix improvement, and cost reduction
- Poland developed positively, and significant Carlsberg brand growth
- Build-up of market position in Balkan area affecting profit negatively



Baltic Beverages Holding (50%)

DKK million	2003 Q2	2002 Q2	Change	2003 H1	2002 H1	Change
Net sales	1,250	1,434	-13%	2,051	2,383	-14%
EBITA	343	414	-17%	453	635	-29%
EBITA margin	27.4%	28.9%	-1.5 p.	22.1%	26.6%	-4.5 p.

- Improved trend through Q2
- EBITA decline mainly due to (i) Currency impact; (ii) Start-up costs of new breweries; and (iii) Increased sales and marketing costs



BBH: Market Trends (2003 – H1)

	Market vol. mhl	Market Growth	BBH Volume Growth	BBH Market Share	Per capita consumption 2002 (litres)
Russia	35.6	+2%	+4%	33%	48
Ukraine	7.6	+15%	+13%	19%	28
Baltics	2.4	-2%	0%	45%	67
Kazakhstan	1.2	17%	n/a	20%*	20

* Estimate, includes Baltika imports

BBH: Russian Beer Market Volume


Growth (Absolute)
Market Volume Growth
BBH % share of total
Million HL
Pct.
1998 1999 2000 2001 2002 2003-H1
Growth (Relative)
Market BBH
Pct.
01-Q1 01-Q2 01-Q3 01-Q4 02-Q1 02-Q2 02-Q3 02-Q4 03-Q1 03-Q2
25 21 23 29 40 32 15 21 41 12 29 13 4 1 3 -3 8 10

Note: BBH domestic beer volume

BBH: Russian Beer Market Share



Market Shares in Russia

Brewery	2003 H1	2002 H1
BBH	33.4	33.1
Sun Interbrew	13.5	11.2
Ochakova	7.5	8.3
Krasny Vostok	7.0	7.2
Bravo (Heineken)	4.6	4.0
Efes	3.3	2.8
Stepan Razin	2.1	2.6
Others	28.6	30.8
Total	100.0	100.0

Russian Beer Market
Top-3 Share of Total
Ochakova
Sun Interbrew
BBH
%
1999 2000 2001 2002 2003 (H1)

Pricing trends in Russia

- Some pressure on prices and margins in RUB due to:
  - Change in packaging mix (increased PET volume)
  - Increased volumes and market share for discount brands
- RUB (USD)/EUR depreciation not compensated

BBH: Russian Operational Performance

- Implementation of new Baltika sales and distribution system in place
- Launch of cost cutting programmes in Baltika
- Positive launch and sales of Carlsberg brand by Baltika
- Continued steady gains in market share
- Russian beer market is regaining vigour and is expected to grow in H2 on back of less challenging comparisons
  - Full year growth rate of 6-7%



Asia (50%)

DKK million	2003 Q2	2002 Q2	Change	2003 H1	2002 H1	Change
Net sales	199	233	-15%	472	556	-15%
EBITA	95	104	-9%	208	241	-14%



Asia

- Operating profit declined due to currency
- Sales in Hong Kong, Singapore, and Malaysia affected by weak economy and SARS outbreak from mid March to May
- Carlsberg terminated joint venture agreements in Asia
- No significant impact on Carlsberg Breweries operating profit in 2003
- Asian region holds attractive business potential



Asia


Carlsberg Ownership (Pct.)
Nepal:
Gorkha 48.3%
China:
Kunming* 100%
Guangdong* 99%
Dali Brewery 100%
Laos:
Laos Brewery 25%
Ceylon:
Lion Brewery** 25%
Ceylon Brewery 8%
Singapore:
Carlsberg Sin. 100%
South Korea:
Hite Brewery 25%
Shanghai:
Carlsberg* 25%
Hong Kong:
Carlsberg HK 51%
Vietnam:
SEAB 60%
Hue Brewery 50%
Malaysia:
Carlsberg 49.8%

* via CBHK ** via CBMB

Carlsberg
Carlsberg Breweries



Asia


Investments
Licence / export

	Market vol. (000s HL)	M/S
South Korea	19,960	56%
Nepal	238	65%
Yunnan (Ch.)	180	>50%
Hong Kong	1,583	12%
Vietnam	9,240	9%
Singapore	784	24%
Malaysia	1,438	63%

Production Excellence Program

- Carlsberg tradition for quality leadership
- Production Excellence program will focus on:
  - Reducing costs
  - Reducing capex
  - Increasing production flexibility to better meet customer demand
- Program important element in plan to achieve margin target


Gjelleråsen
Fredericia
Kereva
Falkenberg
Northampton
Szczecin
Brzesko
Rheinfelden
Koprivnica
Varese
Izmir
Anchor plants
Support plants

Bulgaria: under development / not evaluated

Production Excellence Program

Savings plan of DKKm 300+


350
300
250
200
150
100
50
0
Brewing
Packaging
Utilities
Mainten.
Other
Total

- Roll-out in 3 plants in 2003 and all major plants to be covered by end of 2004
- ProdEx will lead to savings of DKKm 300+
- Packaging and maintenance are the largest potential improvement areas
- Full effect from 2006



Expectations for 2003

- Net profit to increase by approx. 15%
- Operating profit (EBITA) in line with last year
- Carlsberg brand growth of 7%
- Reduction of capital employed by more than DKK 1bn

Expectations

Carlsberg Breweries

Supplementary Information

Carlsberg Carlsberg Breweries

Russian Beer Market Segmentation



BBH share of the segment
Segment share of total market
0%
0 ML
IMPORT
1%
Bavaria, Staropramen, Heineken, Corona Extra
Tuborg, Carlsberg
13%
19 ML
LICENSE
2%
Miller, Lowenbrau, Holsten, Staropramen, Efes, Stella Artois
Baltika 0, Baltika 2, Baltika 5, Baltika 7 Parnas, Nevskoe
34%
354 ML
PREMIUM
16%
Zolotaya Bochka, Stary Melnik, Solodov
Baltika 3, Sibirskaya Legenda, Don, Yarpivo
44%
1851 ML
MAINSTREAM
60%
Sibirskaya Korona, Klinskoye, Bochkarov
Arsenalnoe; Medovoye; Zolotoy Ural; Kupecheskoe
Tolstyak, Stepan Razin, Volzhanin, Pit, Okhota
Voronezhskoe, Chelyabinskoe, Uralsky Master
49 ML
4%
CHEAP / DISCOUNT
21%
Ochakovo, Krasny Vostok

33%: BBH total market share

Total market size: 6950 ML

Supplementary Information

Carlsberg Carlsberg Breweries

Russia
BBH Regional Market Shares



Saint-Petersburg
BBH-33%
North
BBH-56%
Moscow
BBH-33%
Central
BBH-46%
Black Soil
BBH-53%
Volgo-Viatsky
BBH-38%
Ekaterinburg
Rostov-on-Don
Povolzhie
BBH-26%
Samara
Chelyabinsk
West Siberia
BBH-26%
East Siberia
BBH-37%
Krasnoyarsk
Novosibirsk
URAL
BBH-31%
North Caucasus
BBH-51%
Far East
BBH-26%
Khabarovsk

Supplementary Information



Baltic Beverages Holding
Foreign Exchange Impact

Exchange Rates	*Average in Period* 2003 H1	2002 H1	Change	*Close end of Period* 2003 H1	2002 H1	Change
EUR/RUB	34,53	27,91	-19%	34,86	31,07	-11%
EUR/USD	1.1056	0.8982	-19%	1.1483	0.9895	-14%

Supplementary Information

Baltic Beverages Holding
Coverage of main population centres in Russia


~ 8,5 m people
Baltika
Vena
St. Petersburg
~ 5 m people
Yarpivo
~ 35 m people
Moscow
N.Novgorod
Perm
Rostov-na-Donu
Tula
Samara
Kazan
~ 20 m people
Voronezh
Ekaterinburg
Ufa
Zolotoy Ural
Baltika-Don
Volgograd
Chelyabinsk
Krasnoyarsk
~ 15 m people
Omsk
Pikra
Novosibirsk
~ 10 m people
Khabarovsk
Blagoveshensk
Vladivostok
Population over 1 M
BBH Breweries

Baltic Beverages Holding Ownership Structure


Carlsberg Breweries
Hartwall Plc / S&N
50%
50%
BBH AB
THE BALTIC STATES
RUSSIA
UKRAINE
KAZAKHSTAN
Estonia: Saku (75%)
Latvia: Aldaris (75%)
Lithuania: Svyturys
Utenos
Alus (76%)
Baltika (75%)
Yarpivo (60%)
- Voronezh (78%)
Zolotoy Ural (75%)
Pikra (68%)
Vena (49.9%)
Slavutich (92%)
Lvivska Pivovarnia
(99%)
Irbis (76%)
Ak-Nar (100%)

BBH: Brand Leadership


Baltika no. 2 brand in Europe

Key Brands M/S (Russia)	2002	2001
Baltika	12.4%	12.0%
Ochakova	7.7%	7.6%
Arsenalnoye	5.3%	4.5%
Krasny Vostok	4.5%	4.4%
Yarpivo	4.0%	3.2%
Klinskoye	3.8%	3.9%
Tolstyak	2.7%	3.0%
Stary Melnik	2.7%	2.3%
Volga	2.6%	2.4%
St. Razin	2.6%	2.6%
Top-10 Total	48.3%	45.9

"Exemption No. 82-3998"

ORKLA SECOND QUARTER 2003

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-30.6. 2003	1.1.-30.6. 2002	2002	1.4.-30.6. 2003	1.4.-30.6. 2002
Operating revenues	**21 489**	21 451	42 979	**11 619**	11 173
Operating expenses	**(18 727)**	(18 644)	(37 084)	**(9 853)**	(9 500)
Ordinary depreciation and write-downs	**(1 157)**	(1 112)	(2 232)	**(594)**	(560)
Operating profit before goodwill amortisation	**1 605**	1 695	3 663	**1 172**	1 113
Ordinary goodwill amortisation and write-downs	**(263)**	(244)	(499)	**(133)**	(127)
Other revenues and expenses [1]	**(49)**	(32)	(143)	**(48)**	(32)
Operating profit	**1 293**	1 419	3 021	**991**	954
Profit from assosciates	**626**	172	305	**55**	85
Dividends	**383**	320	369	**357**	307
Portfolio gains	**(102)**	179	(95)	**538**	41
Financial items, net	**(478)**	(587)	(1 193)	**(210)**	(309)
Profit before tax	**1 722**	1 503	2 407	**1 731**	1 078
Taxes	**(465)**	(406)	(630)	**(468)**	(291)
Profit after tax	**1 257**	1 097	1 777	**1 263**	787
Of this minority interests	**71**	94	166	**55**	54
Profit before tax, Industry division	**873**	995	2 067	**794**	733
Profit before tax, Financial Investments division	**849**	508	340	**937**	345
Earnings per share fully diluted (NOK)	**5.7**	4.8	7.7	**5.8**	3.5
Earnings per share fully diluted, adjusted (NOK) [2]	**7.1**	6.1	10.6	**6.6**	4.3

[1] Other revenues and expenses totalled net NOK -49 million per second quarter 2003. This is primarily related to provision regarding improvement programmes in Orkla Foods.

[2] Excluding goodwill amortisation and other revenues and expenses.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY


OPERATING REVENUES
12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q 2Q
2003


OPERATING PROFIT BEFORE GOODWILL AMORTISATION
1400
1200
1000
800
600
400
200
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q 2Q
2003

MAIN TRENDS IN THE SECOND QUARTER

- Orkla achieved satisfactory profit in the second quarter. Compared with last year, Group profit before tax increased from NOK 1.1 billion to NOK 1.7 billion.
- Despite the continuing weak economic situation and particular challenges on certain markets, Orkla's Industry division achieved profit growth. Operating profit before goodwill amortisation was up 5 %, primarily driven by the positive performances of Orkla Foods and Orkla Brands.
- The sharp rise on the stock markets led to a substantial increase in the value of Orkla's investment portfolio. At the end of June, market value exceeded book value by more than NOK 1 billion, and the entire NOK 668 million loss posted in the first quarter was reversed in the second quarter.
- Sales of portfolio shares and settlements for divested companies made a strong contribution to cash flow in the second quarter.

In the second quarter, Group operating revenues totalled NOK 11,619 million, compared with NOK 11,173 million in the corresponding period of 2002. The fact that Easter came later in 2003 than in the previous year had a negative effect on sales in the first quarter and a corresponding positive effect in the second quarter. When this and currency translation effects are taken into account, sales in the second quarter were approximately 2 % higher than in 2002. For the first six months as a whole, operating revenues were on a par with last year.

Group operating profit before goodwill amortisation amounted to NOK 1,172 million in the second quarter, compared with NOK 1,113 million in the corresponding period of 2002, equivalent to underlying[1] growth of 8 %. Pre-tax profit was NOK 1,731 million, 61 % higher than in the second quarter of last year.

Orkla Foods achieved the strongest growth, primarily driven by improved margins for Procordia Food in Sweden. The rise in quarterly profit for Orkla Foods was also partly ascribable to the late Easter season this year. Orkla Foods' growth in the first six months as a whole was also satisfactory. Cost reductions and higher sales for Biscuits and Confectionery contributed to another very good quarter for Orkla Brands.

After a weak first quarter, Orkla Beverages improved its performance in the second quarter. There was once again growth on the Russian market, and Baltic Beverages Holding (BBH) reported a rise in sales. However, the continued weakening of the Russian rouble against the euro had significant negative translation effects on operating profit. Market growth in Southern Europe was positive in the second quarter, while the trend in Northern Europe was weaker than last year.

Orkla Media's profit was affected by continued weak results in Denmark. In the light of generally weak markets and the weaker USD, profit for the Chemicals business was satisfactory, despite a minor decline in comparison with last year.

In the second quarter, NOK 50 million was allocated under "other revenues and expenses" for improvement programmes at Orkla Foods.

The contribution to profit from associated companies totalled NOK 55 million in the second quarter. Orkla's stake in Enskilda Securities (22.5 %) was sold in the first quarter. The resulting loss of profit from this investment and Jotun's somewhat weaker profit performance account for the difference in comparison with the corresponding period of last year.

As a result of generally lower interest rates, net financial expenses were down. The reversal of the loss on the investment portfolio posted in the first quarter and higher dividends received also made a significant contribution to profit.

The return on Orkla's investment portfolio at the end of the second quarter was 10.2 %, compared with 16.5 % for the Oslo Stock Exchange Benchmark Index. The NOK 668 million write-down of the portfolio in the first quarter was reversed, since the market value of the portfolio at the end of June was NOK 1,065 million higher than the book value. In the second quarter, the Financial Investments division acquired 100 % of the shares in Nordstjernen Holding, an investment company previously owned by Skandia, DnB, Elkem and Orkla. After the shareholders agreed to wind up the company, Orkla took it over as part of a practical winding-up process.

Orkla's earnings per share at the end of the second quarter totalled NOK 5.7, compared with NOK 4.8 last year. Before goodwill amortisation and other revenues and expenses, earnings per share amounted to NOK 7.1, compared with NOK 6.1 last year. The improvement is primarily ascribable to the sale of Orkla's interest in Enskilda Securities in the first quarter, at a gain of NOK 513 million. The tax charge for 2003 is calculated to be 27 %, on a par with 2002.

ORKLA FOODS

- **Cost-driven margin improvement for Procordia Food in Sweden**
- **Profit from other areas higher than or on a par with last year**
- **Stronger focus on and positive results from cost saving programmes**

Orkla Foods' operating revenues in the second quarter totalled NOK 2,898 million, equivalent to underlying[1] growth of 3 % compared with the corresponding period of last year. Operating profit before goodwill amortisation in the second quarter amounted to NOK 241 million, equivalent to an increase of 30 %. The main reason for profit growth was an improvement in margins, although the late Easter season and currency effects also contributed. At the end of the first six months, underlying[1] operating revenues were on a par with the corresponding period of last year. Operating profit before goodwill amortisation amounted to NOK 385 million, 9 % higher than in the first half of 2002.

Orkla Foods Nordic achieved better operating profit before goodwill amortisation than in the second quarter of 2002. The most positive results were achieved by the two largest companies, Procordia Food in Sweden and Stabburet in Norway. Sales were focused on more profitable products, while cost trends were positive. The "Lyftet" improvement programme contributed to Procordia Food's progress. The sales performance of Abba Seafood in Sweden was somewhat weaker than anticipated, although the most important product, Kalles Kaviar fish roe spread, maintained its strong position on the Swedish market. A comprehensive improvement programme has been initiated at Abba Seafood.

On the whole, the companies in Orkla Foods International achieved growth during the period, although operating profit before goodwill amortisation was slightly below zero. Superfish (Poland) reported profit growth due to a positive cost trend. A number of functions at Superfish have been coordinated with Kotlin in Poland, and since the beginning of this year the workforce has been reduced by approximately 250 man-years.

Orkla Food Ingredients improved its operating profit before goodwill amortisation. Dragsbæk Margarine (Denmark) and Idun Industri (Norway) improved their results. The Danish company Credin, which was acquired in 2002, is developing as anticipated.

To increase its competitiveness, Orkla Foods aims to implement improvement programmes with and effect of NOK 500 million by the end of 2004, compared with the 2002 level. There are plans to reduce the number of man-years by approximately 1,000, equivalent to about 15 %. Approximately half of the reductions will take place outside Norway. A number of improvement programmes have already been initiated and further measures and projects are currently being planned. Further manpower reductions will largely be achieved through normal attrition and an

	OPERATING REVENUES					OPERATING PROFIT BEFORE GOODWILL AMORTISATION				
	1.1-30.6.		*1.1.-31.12.*	*1.4.-30.6.*		*1.1.-30.6.*		*1.1.-31.12.*	*1.4.-30.6.*	
Amounts in NOK million	**2003**	2002	2002	**2003**	2002	**2003**	2002	2002	**2003**	2002
Orkla Foods	**5 561**	5 329	11 062	**2 898**	2 641	**385**	352	902	**241**	185
Orkla Beverages	**6 929**	7 270	14 516	**4 083**	4 075	**484**	666	1 364	**493**	525
Orkla Brands	**2 304**	2 202	4 500	**1 131**	1 070	**444**	367	787	**231**	192
Orkla Media	**3 589**	3 620	7 079	**1 863**	1 882	**74**	47	148	**58**	56
Eliminations	**(88)**	(68)	(157)	**(38)**	(29)	**0**	0	0	**0**	0
Branded Consumer Goods	**18 295**	18 353	37 000	**9 937**	9 639	**1 387**	1 432	3 201	**1 023**	958
Chemicals	**3 087**	3 017	5 726	**1 625**	1 490	**263**	311	537	**160**	171
H.O./Unallocated/Eliminations	**(48)**	(31)	(58)	**(22)**	(17)	**(52)**	(58)	(116)	**(16)**	(23)
Industry division	**21 334**	21 339	42 668	**11 540**	11 112	**1 598**	1 685	3 622	**1 167**	1 106
Financial Investments division	**155**	112	311	**79**	61	**7**	10	41	**5**	7
Group	**21 489**	21 451	42 979	**11 619**	11 173	**1 605**	1 695	3 663	**1 172**	1 113

almost total halt in the employment of new personnel, but some staff will also have to be given notice. NOK 50 million was allocated for these programmes in the second quarter of 2003, under "other revenues and expenses".

In the second quarter, Bakers started up its new production and distribution plant for bakery products in Oslo. This plant provides a basis for rational operations and logistics, as well as greater production capacity, not least in the growing market for long-life bakery products.

ORKLA BEVERAGES

- **Market and sales growth in Russia**
- **Currency effects had a negative impact on both revenues and profit**
- **Market growth in Southern Europe, weaker growth in the Nordic region**
- **3 % volume growth for the Carlsberg brand in the second quarter**

Orkla's 40 % stake in Carlsberg Breweries represented operating revenues of NOK 4,083 million in the second quarter. Adjusted for currency translation effects, this was equivalent to a rise of 1 % compared with the corresponding period of last year. Operating profit before goodwill amortisation totalled NOK 493 million in the second quarter, compared with NOK 525 million in the corresponding period of last year. Revenues, and especially profit, were affected by a decline in the value of the Russian rouble and the Singapore dollar. Adjusted for currency translation effects, operating profit before goodwill amortisation was on a par with last year. Currency translation effects and generally weak sales growth in Northern and Western Europe were only partially offset by positive volume growth in other market regions. Market positions on the most important markets were largely maintained. At the end of June, operating profit before goodwill amortisation amounted to NOK 484 million. Adjusted for currency translation effects, this is equivalent to a decline of 21 % compared with the corresponding period of last year.

Operating profit for the Northern and Western Europe[2] market region

translation effects, this is 1 % higher than in the corresponding period of 2002. EBITA amounted to DKK 771 million, compared with DKK 848 million in the second quarter of 2002.

The quarterly results were affected by weak volume growth on most markets. A decline in volume combined with pressure on prices and higher distribution costs led to lower profit in the UK. Volume growth in the Nordic region was weaker than last year due to a general market decline and tougher competition from low-price brands in Finland and Sweden. The results in Southern Europe continued to be affected by the generally weak economic situation, which led to lower sales and pressure on margins. Improvement measures in Switzerland continued to lead to cost reductions and the results were satisfactory.

Operating revenues from the Central and Eastern Europe market region[2] totalled DKK 2,135 million in the second quarter. Adjusted for currency translation effects, this was 11 % higher than in the corresponding period of 2002. EBITA amounted to DKK 442 million, compared with DKK 484[3] in the corresponding period of last year. Adjusted for currency translation effects, the results for this market region were DKK 62 million higher than in the second quarter of 2002.

The Turkish business achieved satisfactory volume growth. In conjunction with an improved product mix, price rises and cost controls, this led to higher profit in the second quarter. In Poland, a slight improvement in the economic climate and more favourable weather conditions led to volume growth for beer and unchanged market shares.

EBITA for BBH in the second quarter was on a par with the corresponding period of last year, measured in local currency. There was still a tendency towards pressure on prices on the Russian beer market. A redirection of beer sales towards the low-price segments had a negative impact on margins.

BBH's total beer sales volume was 9.1 million hectolitres in the second quarter of 2003, equivalent to volume growth of 10 % compared with the corresponding period of last year. After a weak market trend in the fourth

8 % in the second quarter of 2003. For the first six months, market growth in Russia was 2 %, while BBH achieved 4 % volume growth in Russia and strengthened its market share. In Ukraine, the market growth for beer at the end of the second quarter was 15 %, while BBH's volume growth was 13 %. The beer market in the Baltic States dropped 2 %, but BBH's volume remained unchanged.

Operating revenues for Carlsberg Asia[2] (50 %) totalled DKK 200 million in the second quarter and EBITA was DKK 95 million, up 3 % and 9 % respectively, adjusted for currency translation effects and compared with the second quarter of 2002. Profit in Thailand, which still includes the previously-explained profit guarantee, amounted to DKK 30 million (provided by Carlsberg Breweries' partner in Carlsberg Asia). Total beer volume for Carlsberg Asia increased by 9 % compared with the second quarter of last year as a result of new business. Most companies performed satisfactorily, with the exception of the companies in Singapore and Hong Kong, where the fair for spread of SARS had a negative impact.

Carlsberg Breweries has informed Khun Charoen/Chang Beverages that it intends to cancel the joint venture agreement and continue its activities in the region through Carlsberg Asia as a wholly-owned subsidiary. From the third quarter, Carlsberg Asia will be fully consolidated in the accounts, but this is not expected to have any significant effect on profit from ordinary operations for Carlsberg Breweries in 2003. Any legal disputes in connection with the cancellation of the joint venture agreement will be dealt with through arbitration in London.

ORKLA BRANDS

- **Very satisfactory second quarter results**
- **Profit growth strongest for Biscuits and Confectionery, driven by new launches and internal improvement projects**
- **Slightly lower profit for Lilleborg Home and Personal Care compared to 2002, which was a particularly good year**

Orkla Brands' operating revenues for the second quarter of 2003 totalled NOK 1,131 million, which is equivalent to underlying[1] growth of 3 % compared with the corresponding period last year. Biscuits, Confectionery, Snacks and Dietary Supplements achieved the highest revenue growth, largely due to new products launched in both 2002 and 2003. For the first six months of 2003 operating revenues amounted to NOK 2,304 million, equivalent to a rise of 3 % in underlying[1] growth from last year.

Operating profit before goodwill amortisation totalled NOK 231 million in the second quarter, an improvement of 20 % compared with last year. Confectionery and Biscuits made the largest contribution to profit growth, but all the business areas except for Lilleborg Home and Personal Care reported profit on a par with or better than last year. Profit growth for Confectionery and Biscuits was driven by a combination of new product launches and internal improvement projects.

For the first half of 2003, operating profit before goodwill amortisation totalled NOK 444 million, up 21 % from last year. The improvement projects initiated in the Biscuits and Confectionery businesses mainly began to generate positive effects in the second half of last year, while a number of non-recurring project costs were charged against operating profit for the first half of last year.

Orkla Brands launched several new products in the second quarter, the most important of which were Ballerina Mint biscuits and Café Colour Cookies launched by the Biscuits business and Smash Rød and New Energy Müsli introduced by the Confectionery business. There were minor changes in market shares from the first quarter, but Biscuits, Confectionery and Snacks in particular have strengthened their market positions in the past year.

ORKLA MEDIA

- **Advertising market and results remain weak in Denmark**
- **Profit growth for other business areas**

Second quarter operating revenues for Orkla Media totalled NOK 1,863 million, equivalent to an underlying[1] decline of 2 %. This decline is due to the continued fall in advertising revenues in Denmark. Second quarter operating profit before goodwill amortisation amounted to NOK 58 million. Profit growth is largely ascribable to the newspaper business in Norway and the Magazines business. Operating revenues for the first six months of 2003 totalled NOK 3,589 million, equivalent to an underlying[1] decline of 2 %. Operating profit before goodwill amortisation for the first half of 2003 amounted to NOK 74 million, compared with NOK 47 million for the same period of 2002.

Berlingske reported slightly lower second quarter operating profit than last year. The drop in advertising revenues was partly offset by lower paper prices and the effects of cost saving measures. Growth in advertising volume was somewhat weaker than for the total market, and new, aggressive price competition in the housing advertising market also had a negative impact on advertising revenues.

Newspapers Norway posted higher second quarter profit than in the corresponding period of last year. This profit growth is largely due to the effects of cost saving measures and lower paper prices. At the end of May, growth in advertising volumes was in line with total market growth, while circulation growth was somewhat lower at the end of the first six months compared with last year.

Newspapers Eastern Europe reported profit growth in the second quarter compared with the corresponding period last year, largely attributable to the effects of cost reduction measures and lower paper prices. Growth in advertising volume was slightly weaker than in the second quarter of 2002, but better than for the overall market. Circulation figures continued to decline, but not as much as the total market.

Magazines Norway continued to perform favourably, reporting higher profit than in the corresponding period of last year. The rise in profit is attributable to continued growth in magazine sales.

Direct Marketing posted a rise in profit compared with the corresponding period of last year, largely due to the effects of cost reduction measures.

GROUP BALANCE SHEET

Amounts in NOK million	30.6. 2003	30.6. 2002	31.12. 2002
Assets:			
Long-term assets	**28 125**	27 468	26 786
Portfolio investments etc.	**10 983**	12 017	11 998
Short-term assets	**15 268**	14 287	14 338
Total assets	**54 376**	53 772	53 122
Equity and Liabilities:			
Equity and minority interests	**20 183**	19 015	18 691
Interest-bearing liabilities	**21 305**	22 968	22 443
Interest-free liabilities and provisions	**12 888**	11 789	11 988
Total equity and liabilities	**54 376**	53 772	53 122
Equity to total assets (%):			
Book	**37.1**	35.4	35.2
Including unrealised gains before tax	**38.3**	37.8	35.4

CHANGES IN EQUITY

Amounts in NOK million	*1.1.-30.6.* 2003	2002	*31.12.* 2002
Equity at 1 January	**17 800**	17 969	17 969
Profit for the year after minority	**1 186**	1 003	1 611
Dividend	**0**	0	(708)
Repurchase of own shares	**(248)**	(186)	(351)
Translation difference etc.	**488**	(677)	(721)
Total	**19 226**	18 109	17 800

CASH FLOW

Amounts in NOK million	*1.1.-30.6.* 2003	2002	2002	*1.4.-30.6.* 2003	2002
Industry division:					
Operating profit	**1 286**	1 409	2 981	**985**	947
Depreciation and write-downs	**1 474**	1 363	2 895	**768**	698
Change in net working capital	**(392)**	39	195	**(8)**	443
Cash flow from operating activities	**2 368**	2 811	6 071	**1 745**	2 088
Net replacement expenditure	**(776)**	(668)	(1 843)	**(386)**	(258)
Free cash flow operating activities	**1 592**	2 143	4 228	**1 359**	1 830
Financial items, net	**(449)**	(545)	(1 143)	**(196)**	(356)
Free cash flow from Industry division	**1 143**	1 598	3 085	**1 163**	1 474
Free cash flow from Financial Investments division	**150**	458	715	**306**	412
Taxes paid	**(439)**	(784)	(973)	**(196)**	(102)
Miscellaneous	**(6)**	(86)	(207)	**(38)**	(91)
Cash flow before capital transactions	**848**	1 186	2 620	**1 235**	1 693
Dividends paid	**(796)**	(777)	(781)	**(778)**	(756)
Share buy back	**(248)**	(186)	(351)	**(92)**	(140)
Cash flow before expansion	**(196)**	223	1 488	**365**	797
Expansion investments, Industry division	**(277)**	(364)	(740)	**(227)**	(155)
Sold companies	**883**	74	210	**698**	74
Acquired companies	**(190)**	(828)	(1 920)	**(124)**	(587)
Net purchases/sales portfolio investments	**1 262**	(588)	(920)	**1 020**	(26)
Net cash flow	**1 482**	(1 483)	(1 882)	**1 732**	103
Currency translations net interest-bearing debt	**(1 167)**	837	1 498	**(496)**	540
Change in net interest-bearing debt	**(315)**	646	384	**(1 236)**	(643)
Net interest-bearing debt	**19 201**	19 778	19 516		

CHEMICALS

- **Profit on a par with last year for underlying[1] business**
- **Increased profit for Fine Chemicals**
- **Markets still weak in most areas**
- **Improvement programmes and tight cost control contributed positively**

Borregaard's operating revenues totalled NOK 1,625 million in the second quarter of 2003, an underlying[1] decline of 4 % compared with the same period of last year.

Operating profit before goodwill amortisation amounted to NOK 160 million, compared with NOK 171 million in the second quarter of 2002. Slightly poorer results in most areas were largely offset by improved profit for Borregaard Synthesis (Fine Chemicals). Improvement programmes and tight cost control compensated to a large degree for weak markets. The loss of profit from divested businesses contributed negatively, as did currency translation effects even though their impact was reduced by currency hedges. Operating revenues in the first half of 2003 totalled NOK 3,087 million, equivalent to an underlying[1] decline of 6 % compared with the first half of 2002. Operating profit before goodwill amortisation for the first half of 2003 amounted to NOK 263 million, down NOK 48 million from the same period in 2002.

Borregaard LignoTech reported profit on a par with or better than profit for the last three quarters, but lower than the particularly good profit posted in the second quarter of 2002. The fall in profit compared with last year is ascribable to the general market decline and the weak USD. The new factory in South Africa has been started up as planned.

Borregaard ChemCell posted lower second quarter profit than last year, mainly due to the weaker USD and lower percentage sales of speciality cellulose. Prices for specialities were slightly higher than last year despite poorer exchange rates. As expected, the new business in Switzerland improved its profit performance, achieving a small operating profit in the second quarter, but contributed to a decline in the percentage of speciality cellulose sold compared with last year.

Borregaard Synthesis achieved higher operating profit than in the second quarter of 2002 due to an improved product mix and a weak second quarter in 2002. Productivity improvements and further cost savings contributed to the profit improvement. Sales of pharmaceutical intermediates vary from one quarter to another and deliveries were high in the second quarter.

Denofa reported slighter lower profit than in the second quarter of 2002, but higher than in the last three quarters. Lower production of fish feed and increased competition resulted in reduced deliveries of fish oil to the fish feed industry. The industrial crushing margin was somewhat lower than in the corresponding period of last year. Both the domestic and export markets for edible oils were stable compared with last year.

If undelivered, please return to:
Orkla ASA, Shareholder service
P.O. Box 423 Skøyen, NO-0213 Oslo, Norway

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Information about Orkla is available at: www.orkla.com

Operating profit for Borregaard Energy, adjusted for divestitures, was higher than in the second quarter of 2002. Higher market prices, a high level of own production and satisfactory profit from financial power trading contributed to the good results.

FINANCIAL INVESTMENTS

After falling 9.7 % in the first quarter of 2003, the Oslo Stock Exchange Benchmark Index rose 29.0 % in the second quarter of 2003. The index was thus 16.5 % higher than at the start of the year. The other Nordic markets also rose in the second quarter.

As of 30 June 2003, Orkla's investment portfolio had yielded a return of 10.2 %. The investment in Elkem and the sale of Bergesen and Hafslund shares made the most positive contribution to the return.

The Financial Investments division reported pre-tax profit of NOK 937 million in the second quarter, compared with NOK 345 million in the same period of 2002. The NOK 668 million write-down of the portfolio in the first quarter was reversed. This reversal was reported in the income statement under gains on the sale of portfolio shares. Losses totalling NOK 130 million were realised in the second quarter, compared with gains of NOK 41 million last year. Dividends received amounted to NOK 352 million, compared with NOK 303 million in the corresponding period last year. Profit so far this year totalled NOK 849 million, compared with NOK 508 million for the first six months of last year. The gain on the sale of Orkla's holding in Enskilda Securities amounted to NOK 513 million and was taken to income in the first quarter.

Net sales of shares (excluding the Enskilda Securities shares) totalled approximately NOK 1,020 million in the second quarter, and NOK 1,238 million in the first six months of 2003. The biggest transactions were the sale of Bergesen shares (NOK 413 million) and Hafslund shares (NOK 403 million).

The net asset value of the share portfolio rose NOK 1,157 million in the first six months of this year to NOK 11,397 million. At the end of the second quarter, the market value of the portfolio was NOK 11,943 million, and investments outside Norway accounted for 31.6 % of the total portfolio. Unrealised gains totalled NOK 1,065 million.

CASH FLOW AND FINANCIAL SITUATION

Carlsberg Breweries had particularly high cash flow from operations in the second quarter of 2002, which explains why free cash flow from operations in the second quarter of 2003 was lower than in the corresponding period of last year. This decline was more than offset by net sales of portfolio shares and the settlement for the sale of Enskilda Securities.

No major expansion investments or acquisitions were made in the second quarter.

Orkla purchased 1,600,000 of its own shares in the first quarter for NOK 156 million. In connection with the buy-out of other shareholders in Nordstjernen Holding in the second quarter, a further 708,251 Orkla shares were acquired. So far this year, therefore, Orkla has acquired a total of 2,308,251 of its own shares, equivalent to approximately 1 % of the total number of shares, for the amount of NOK 248 million (an average of NOK 107 per share).

After paying out dividends and buying back its own shares, the Group had a net cash flow of NOK 1.7 billion in the second quarter. The weakening of the Norwegian krone since the first quarter of 2003 resulted in increased liabilities, seen in isolation. However, the overall impact on net interest-bearing liabilities was a reduction of NOK 1.2 billion.

The average borrowing rate in the first six months of 2003 was 4.8 %, compared with 5.4 % for the corresponding period of last year. As of 30 June 2003, the percentage of interest-bearing liabilities at floating interest rates was 75 %, following a certain increase in the percentage of liabilities at long-term fixed interest rates at the end of the quarter. Interestbearing liabilities are mainly in NOK, EUR, SEK, DKK and USD.

Translation differences had a positive impact of NOK 488 million on equity capital and as of 30 June 2003 the equity to total assets ratio was 37.1 %, up 2.1 percentage points for the quarter.

OUTLOOK

As far as Orkla's industrial operations are concerned, the Board of Directors stated in its Report for 2002 that a certain improvement in profit may be expected for Orkla Foods, Orkla Brands and Orkla Beverages as a whole. Orkla Media and the Chemicals business will face challenges arising from weak market conditions. The economic prospects for 2003 are considered to be relatively unchanged up to the end of the second quarter and thus in line with this statement. Carlsberg Breweries has maintained its estimate from the first quarter of approximately zero growth in operating profit before goodwill amortisation. Interest and currency rates are expected to have a positive impact in the second half of 2003.

Oslo, 14 August 2003
The Board of Directors of Orkla ASA


ORKLA